Exhibit 99.1

Interim condensed consolidated
financial statements

31 DECEMBER 2022

ioneer Ltd
ABN 76 098 564 606

Contents

Directors’ report		3

Auditor’s independence declaration		5

Interim condensed consolidated statement of profit or loss and other comprehensive income		7

Interim condensed consolidated statement of financial position		8

Interim condensed consolidated statement of cash flows		9

Interim condensed consolidated statement of changes in equity		10

Notes to the interim condensed consolidated financial statements		11

Section 1.	Basis of preparation and changes to the Groups accounting policies	11

Section 2.	Financial performance	12

Section 3.	Invested and working capital	14

Section 4.	Funding and risk management	16

Directors’ declaration		18

Independent auditor’s review report		19

IONEER LTD	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 31 DECEMBER 2022	2

Directors’ report

The directors of ioneer Ltd present their report together with the condensed consolidated financial statements of ioneer Ltd (‘ioneer’ or the ‘Company’) and its controlled entities (collectively the Group) for the six months ended 31 December 2022 (‘half- year’) and the Auditor’s review report thereon.

Directors

Mr J. D. Calaway (Executive Chairman) – Appointed Non-executive Director 5 April 2017, Executive Chairman 1 July 2020
Mr B. Rowe (Managing Director) – Appointed 1 August 2007
Mr A. Davies (Non-executive Director) – Appointed 22 May 2017
Mr S. Gardiner (Non-executive Director) – Appointed 25 August 2022
Ms R. McKinney-James (Non-executive Director) – Appointed 1 February 2021
Ms M. Walker (Non-executive Director) – Appointed 1 February 2021

Results and review of operations

The Group reported a consolidated net loss of US$6.3 million for the half year ending 31 December 2022 (2021: loss US$2.9 million) after income tax expense.

The Group changed its presentation currency from Australian dollars (AUD) to United States dollars (USD) from 1 July 2022. With the exception of the parent entity, all of the Group’s entities utilise USD as their functional currency and the major asset of the Group is capitalised exploration and evaluation expenditure relating to the Rhyolite Ridge Lithium-Boron Project located in Western Nevada, USA. As a result, the Group has historically experienced volatility in its financial position and performance as a result of volatility in the applicable AUD:USD exchange rate each period. As the Group plans to raise debt funding denominated in USD and aims to develop and operate the Rhyolite Ridge Project, which would earn revenues and incur expenses almost entirely in USD, the volatility in the consolidated position and performance could significantly worsen due to movements in the AUD:USD foreign exchange rate in the future. In order to reduce this risk and provide more comparative financial reporting against US based peer companies, the Board determined with effect from 1 July 2022, that ioneer will present its consolidated results in US dollars.

Further details of the Group’s performance can be found in the ‘Summary of Performance and financial position’ review on page 4.

Principal activities

The principal activity of the Group continues to be the development of the Rhyolite Ridge Lithium-Boron Project (‘Rhyolite Ridge’ or ‘Project’) in Nevada, United States of America.

Rhyolite Ridge is one of the largest lithium and boron deposits in the world and has the potential to become a strategic, long-life and low-cost source of lithium and boron. The Project is located close to existing infrastructure and is well positioned to become a major US domestic lithium producer capable of supplying a meaningful portion of future American lithium demand.

No significant change in the nature of these activities occurred during the half year.

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of the group during the half year.

Matters subsequent to the end of the financial period

The directors are not aware of any matter of material circumstance which has arisen since the end of the half year ending 31 December 2022 which would be expected to have a material effect on the financial and operating performance or results of the Group.

Dividends

The directors have determined that there will be no dividend paid in respect of the half year ending 31 December 2022 (2021: $nil). No dividends have been proposed or paid since the start of the financial year.

IONEER LTD	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 31 DECEMBER 2022	3

Directors’ report continued
Operating and financial performance

The operating and financial performance review forms part of the Directors’ Report and has been prepared in accordance with section 299A of the Corporations Act 2001 (Cth). The information provided aims to assist users to better understand the operations and financial position of the Group.

Summary of performance and financial position

Half year ended	Unit	31-Dec-22	31-Dec-21 Restated (1)	% Change
Total operating cash flows	US$'000	(7,286)	(5,604)	(30%)
Investing cash flows	US$'000	(16,873)	(15,501)	(9%)
Financing cash flows - equity	US$'000	(122)	69,795	>100%
Total cash increased/(decreased) in the half year	US$'000	(24,281)	48,690	150%
Net loss after tax	US$'000	(5,811)	(5,489)	6%

Balance as at		Unit	31-Dec-22	30-Jun-22 Restated (1)	% Change
Net cash		US$'000	69,297	94,177	(26%)
Capitalised exploration for period		US$'000	15,157	32,499	(53%)
Net assets		US$'000	198,315	203,699	(3%)

Mineral Resource:	Measured and Indicated	mt	127.0	127.0	0%
	Inferred	mt	19.5	19.5	0%
Mineral Resource:	Total (2)	mt	146.5	146.5	0%

(1)	Further detail regarding the restatement of the comparative accounts is in note 1 to the financial statements on page 11.
(2)	Further detail on Mineral Resources and Ore Reserves can be found in the Group’s annual consolidated financial statements as at 30 June 2022.

The Group recorded a Loss from ordinary activities for the period of US$5.8 million (2021: loss US$5.5 million).

The net assets of ioneer decreased to US$198.3 million as at 31 December 2022, from US$203.7 million at 30 June 2022, due primarily to a lower cash balance offset by continued investment in the Rhyolite Ridge asset and lower total liabilities.

Exploration and evaluation expenditure for the first half of FY2023 was US$15.2 million (first half FY2022 US$13.6 million) on advancing the engineering and permitting of the Project.

Net cash at 31 December 2022 was US$69.3 million (30 June 2022: US$94.2 million).

Highlights of the half year ended 31 December 2022

•	Sales & Marketing
o	Binding 5-year lithium offtake agreement signed with the Ford Motor Company for 7,000 tonnes per annum of lithium carbonate from the Rhyolite Ridge Project.
o
Binding 5-year lithium offtake agreement signed with Prime Planet Energy & Solutions (PPES), a joint venture between Toyota Motor Corporation and Panasonic Corporation, for 4,000 tonnes per annum of lithium carbonate.

•	State & Federal permitting process
o	Rhyolite Ridge Project advances into final stage of permitting with Bureau of Land Management (BLM) publishing Notice of Intent.
o	Major milestone toward completion of the NEPA process and approval of the Project’s Plan of Operations.
•	Environmental
o	U.S. Fish and Wildlife Service establishes formal clarification in line with expectations, through decision to list Tiehm’s buckwheat as an endangered species.
o	Dedicated Tiehm’s buckwheat greenhouse completed and operational.
•	Engineering and Vendor packages
o	Memorandum of Understanding signed with Shell Canada Energy for sulphur supply.
o	Detailed engineering and procurement activities advancing.
•	Funding

IONEER LTD	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 31 DECEMBER 2022	4

Directors’ report continued
o	U.S. Department of Energy offers conditional commitment for a loan of up to US$700 million for the Rhyolite Ridge Project (announced Jan 16, 2023).
•	Corporate
o	ioneer and Caterpillar complete definitive agreement regarding autonomous haul trucks at Rhyolite Ridge.

Environmental performance

The Group holds exploration licences issued by the relevant government authorities which specify guidelines for environmental impacts in relation to exploration activities. The licence conditions provide for the full rehabilitation of the areas of exploration in accordance with regulatory guidelines and standards. There have been no known breaches of the licence conditions.

In late December 2022, it was announced that the Rhyolite Ridge Project had advanced into the final stage of federal permitting with the decision by the U.S. Bureau of Land Management (BLM) to publish a Notice of Intent (NOI) in the Federal Register. This marked a major milestone toward the completion of the National Environmental Policy Act (NEPA) process and approval of the Project’s Plan of Operations (“Plan”).

The Plan is the foundational permitting document for the Project and will become the basis for compliance during operations and closure. Ioneer commenced work on the Plan almost four years ago. The latest revised Plan was submitted to the BLM in July 2022. Under the revised Plan, there are no Project-related direct impacts to any of the subpopulations of Tiehm’s buckwheat.

Publication of the NOI marks the beginning of the public review and comment phase of the NEPA process, starting with a public comment period on the scope of the environmental review. The Environmental Impact Statement (EIS) contractor Stantec, the BLM, and other cooperating government agencies will use comments received during scoping and resource information gathered by Ioneer to prepare the EIS. The Plan will be updated to reflect the outcomes of the NEPA review before it is finalised.

The NEPA process culminates in the BLM’s Record of Decision (ROD), which represents the Department of Interior’s final decision on ioneer’s application for an approved Plan of Operations. An approved Plan will allow the Company to commence construction of the Rhyolite Ridge Project. The Company’s current best estimate is that a ROD would be received in 1Q 2024.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 forms part of this report and is set out on page 6.

Rounding off

The Group is of a kind referred to in ASIC Corporations (rounding in Financial / Directors’ Report) Instrument 2016/191 and in accordance with that Class Order, amounts in the financial statements and directors’ reports have been rounded off to the nearest thousand dollars, unless otherwise stated.

This report is made in accordance with a resolution of Directors made pursuant to s.306(3) of the Corporations Act 2001. On behalf of the Directors.

/s/ James D Calaway

James D Calaway
Chairman
Sydney, 27 February 2023

IONEER LTD	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 31 DECEMBER 2022	5

Ernst & Young 200 George Street Sydney NSW 2000 Australia GPO Box 2646 Sydney NSW 2001	Tel: +61 2 9248 5555 Fax: +61 2 9248 5959 ey.com/au

Auditor’s Independence Declaration to the directors of ioneer Ltd

As lead auditor for the review of the half-year financial report of ioneer Ltd for the half-year ended 31 December 2022, I declare to the best of my knowledge and belief, there have been:

a.	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review;

b.	No contraventions of any applicable code of professional conduct in relation to the review; and

c.	No non-audit services provided that contravene any applicable code of professional conduct in relation to the review.

This declaration is in respect of ioneer Ltd and the entities it controlled during the financial period.

/s/ Ernst & Young

Ernst & Young

/s/ Scott Nichols

Scott Nichols Partner Sydney
27 February 2023

A member firm of Ernst & Young Global Limited

Liability limited by a scheme approved under Professional Standards Legislation

Interim condensed consolidated statement of profit or loss and other comprehensive income
For the six months ended 31 December 2022

		31-Dec-22	31-Dec-21
			Restated
	Note	US$'000	US$'000
Exploration expenditure written off		(43)	-
Employee benefits expensed	2.2	(2,175)	(2,211)
Other expenses	2.3	(4,115)	(3,576)
Results from operating activities		(6,333)	(5,787)
Finance income	2.4	574	307
Finance costs	2.4	(52)	(9)
Net finance income		522	298
Loss before tax		(5,811)	(5,489)
Income tax expense		-	-
Loss for the year		(5,811)	(5,489)
Loss attributable to members of the company		(5,811)	(5,489)
Items that may be reclassified subsequently to profit and loss
Foreign currency translation difference on foreign operations		(509)	(3,230)
Other comprehensive income (net of tax)		(509)	(3,230)
Total comprehensive profit / (loss) for the year		(6,320)	(8,719)
Total comprehensive income / (loss) attributable to the owners of the company		(6,320)	(8,719)

	31-Dec-22	31-Dec-21
		Restated
Earnings per share	Cents	Cents
Loss per ordinary share	(0.277)	(0.270)
Diluted loss per ordinary share	(0.277)	(0.270)

The interim condensed consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

IONEER LTD	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 31 DECEMBER 2022	7

Interim condensed consolidated statement of financial position
As at 31 December 2022

		31-Dec-22	30-Jun-22
			Restated
	Note	US$'000	US$'000
Current assets
Cash assets	3.1	69,297	94,177
Receivables	3.2	607	142
Total current assets		69,904	94,319

Non-current assets
Receivables	3.2	194	195
Plant and equipment		42	-
Right of use asset		286	245
Exploration and evaluation expenditure	3.3	133,644	118,487
Total non-current assets		134,166	118,927
Total assets		204,070	213,246

Current liabilities
Payables	3.4	5,132	8,795
Lease liabilities - current	3.4	164	168
Provisions	3.5	323	497
Total current liabilities		5,619	9,460

Non-current liabilities
Lease liabilities - non-current	3.4	136	87
Total non-current liabilities		136	87
Total liabilities		5,755	9,547
Net assets		198,315	203,699

Equity
Contributed equity	4.1	255,324	254,273
Reserves		(5,062)	(4,438)
Accumulated losses		(51,947)	(46,136)
Total equity		198,315	203,699

The interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

IONEER LTD	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 31 DECEMBER 2022	8

Interim condensed consolidated statement of cash flows
For the six months ended 31 December 2022

		31-Dec-22	31-Dec-21
			Restated
	Note	US$'000	US$'000
Cash flows from operating activities
Payment to suppliers and employees		(7,283)	(5,604)
Interest and other finance costs paid		(3)	-
Net cash flows used in operating activities		(7,286)	(5,604)
Cash flows from investing activities
Expenditure on mining exploration and evaluation		(17,346)	(15,509)
Purchase of equipment		(45)	-
Interest received		518	8
Net cash flows used in investing activities		(16,873)	(15,501)
Cash flows from financing activities
Proceeds from the issue of shares		-	71,793
Equity raising expenses		(11)	(1,913)
Payment of lease liability		(111)	(85)
Net cash flows (used in)/from financing activities		(122)	69,795
Net increase (decrease) in cash held		(24,281)	48,690
Opening cash balance		94,177	62,481
Net foreign exchange difference		(599)	(2,920)
Closing cash carried forward	3.1	69,297	108,251

The interim condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

IONEER LTD	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 31 DECEMBER 2022	9

Interim condensed consolidated statement of changes in equity
For the six months ended 31 December 2022

		Issued capital	Foreign currency translation reserve	Equity compensation reserve	Accumulated losses	Total equity
	Note	US$'000	US$'000	US$'000	US$'000	US$'000
As at 1 July 2021 (Restated)		174,390	(832)	7,753	(37,633)	143,678
Loss for the half year ended 31 December 2021		-	-	-	(5,489)	(5,489)
Other comprehensive income
Foreign currency translation differences		-	(3,230)	-	-	(3,230)
Total other comprehensive income		-	(3,230)	-	-	(3,230)
Total comprehensive income for the year		-	(3,230)	-	(5,489)	(8,719)
Issue of share capital
Ordinary shares cash	4.1	71,793	-	-	-	71,793
Share-based payments		-	-	1,031	-	1,031
Share -based payments expensed/capitalised	4.1
Fair value of performance rights exercised	4.1	978	-	(978)	-	-
Share issue costs	4.1	(1,913)	-	-	-	(1,913)
As at 31 December 2021 (Restated)		245,248	(4,062)	7,806	(43,122)	205,870
As at 1 July 2022 (Restated)		254,273	(10,193)	5,755	(46,136)	203,699
Loss for the half year ended 31 December 2022		-	-	-	(5,811)	(5,811)
Other comprehensive income
Foreign currency translation differences		-	(509)	-	-	(509)
Total other comprehensive income		-	(509)	-	-	(509)
Total comprehensive income for the year		-	(509)	-	(5,811)	(6,320)
Share-based payments
Share -based payments expensed/capitalised	4.1	-	-	947	-	947
Fair value of performance rights exercised	4.1	1,062	-	(1,062)	-	-
Share issue costs	4.1	(11)	-	-	-	(11)
As at 31 December 2022		255,324	(10,702)	5,640	(51,947)	198,315

The interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

IONEER LTD	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 31 DECEMBER 2022	10

Notes to the interim condensed consolidated financial statements

Section 1.	Basis of preparation and changes to the Groups accounting policies

INTRODUCTION - What’s New in this Report
Change in presentation currency

The Group changed its presentation currency from Australian dollars (AUD) to United States dollars (USD) from 1 July 2022. With the exception of the parent entity, all of the Group’s entities utilise USD as their functional currency and the major asset of the Group is capitalised exploration and evaluation expenditure relating to the Rhyolite Ridge Lithium-Boron Project located in Western Nevada, USA. As a result, the Group has historically experienced volatility in its financial position and performance as a result of volatility in the applicable AUD:USD exchange rate each period. As the Group plans to raise debt funding denominated in USD and aims to develop and operate the Rhyolite Ridge Project, which would earn revenues and incur expenses almost entirely in USD, the volatility in the consolidated position and performance could significantly worsen due to movements in the AUD:USD foreign exchange rate in the future. In order to reduce this risk and provide more comparative financial reporting against US based peer companies, the Board determined with effect from 1 July 2022, that ioneer will present its consolidated results in US dollars.

Accordingly, to satisfy the requirement of IAS 21 The Effects of Changes in Foreign Exchange Rates, the reported results for the years ended 31 December 2021, 30 June 2022 and 31 December 2022 have been translated from AUD to USD using the following procedures:

•	Assets and liabilities denominated in non-USD currencies were translated into USD at the closing rates of exchange on the relevant balance sheet date;
•	Income and expenses whose functional currency was other than USD were translated into USD at the relevant proxy of daily rates of exchange;
•	Share capital was translated at the historic rates prevailing on the date of each transaction; and,
•	Movements in other reserves were translated into USD at the relevant average rates of exchange.

The change in presentation currency is accounted for retrospectively under AASB 108/IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (“AASB 108/IAS 8). The comparative balance in consolidated statement of financial position and consolidated statement of profit or loss and other comprehensive income has been presented showing the impact of the change in presentation currency on 30 June 2022 and 31 December 2021 respectively.

1.1.	Corporate information

The interim condensed consolidated financial statements of ioneer Ltd and its subsidiaries (collectively the “Group” or the “Company”) for the six months ended 31 December 2022 were authorised for issue in accordance with a resolution of the directors on 27 February 2023.

ioneer Ltd is a for profit company limited by shares and incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange (“ASX”) under the ticker code “INR”. The registered office of the Company is suite 5.03, 140 Arthur Street, North Sydney, NSW 2060 Australia.
1.2.	Basis of preparation

The interim condensed consolidated financial statements for the six months ended 31 December 2022 have been prepared in accordance with AASB 134 Interim Financial Reporting.
The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.
The Group is of a kind referred to in ASIC Corporations (Rounding in Financial/Directors Reports) Instrument 2016/191, and as such, consistently with the 30 June 2022 financial report, amounts presented in the financial and directors report for 31 December 2022 have been rounded to the nearest $1,000 (where rounding is permitted), unless otherwise stated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as at 30 June 2022.
1.3.	New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 30 June 2022 except for the change in presentation currency effective 1 July 2022. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
IONEER LTD	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 31 DECEMBER 2022	11

Section 2.	Financial performance

2.1.	Operating segments

Description of segments

The Group operates predominantly as a mineral exploration and development company. The operating segments are based on the reports reviewed by the Managing Director for assessing performance and determining the allocation of resources and strategic decision making within the Group. The following summary describes the operations in each of the Groups reportable segments:

North America	Represents activity in the US, primarily in relation to Rhyolite Ridge and the Reno office.
Australia	Represents head office expenditure, exchange gains and losses and corporate assets (predominantly cash).

The following table presents segment information for the six months ended 31 December 2022 and 2021, respectively:

Segment information	North America		Australia		Total
	31-Dec-22	31-Dec-21 Restated	31-Dec-22	31-Dec-21 Restated	31-Dec-22	31-Dec-21 Restated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Exploration expenditure - non core	(43)	-	-	-	(43)	-
Reportable segment profit / (loss)	(43)	-	-	-	(43)	-
Other expenses	(3,375)	(1,858)	(2,915)	(3,929)	(6,290)	(5,787)
Net financing (expense) / income	126	294	396	4	522	298
Net loss before income tax	(3,292)	(1,564)	(2,519)	(3,925)	(5,811)	(5,489)

	31-Dec-22	30-Jun-22	31-Dec-22	30-Jun-22	31-Dec-22	30-Jun-22
		Restated		Restated		Restated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Segment assets
Exploration assets	133,644	118,487	-	-	133,644	118,487
Other assets	8,800	6,159	61,626	88,600	70,426	94,759
Total assets	142,444	124,646	61,626	88,600	204,070	213,246
Segment liabilities
Payables	5,228	8,147	68	816	5,296	8,963
Provisions	127	332	196	165	323	497
Total current liabilities	5,355	8,479	264	981	5,619	9,460
Payables	136	87	-	-	136	87
Total non-current liabilities	136	87	-	-	136	87
Total liabilities	5,491	8,566	264	981	5,755	9,547
Net assets	136,953	116,080	61,362	87,619	198,315	203,699

IONEER LTD	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 31 DECEMBER 2022	12

Notes to the interim condensed consolidated financial statements continued
2.2.	Employee benefits expense

	Half year ended
	31 Dec 2022	31 Dec 2021
		Restated
	US$’000	US$’000
Directors fees	336	446
Employee benefits expense	1,542	1,283
Share-based payments	297	482
Total employee benefits expensed	2,175	2,211

2.3.	Other expenses

	Half year ended
	31 Dec 2022	31 Dec 2021
		Restated
	US$’000	US$’000
General and administrative expenses	1,767	1,450
Consulting and professional costs	2,345	2,124
Depreciation and amortisation	3	2
Total other expenses	4,115	3,576

2.4.	Net finance income

	Half year ended
	31 Dec 2022	31 Dec 2021
		Restated
	US$’000	US$’000
Interest income	558	41
Other revenue	16	33
Net foreign exchange gain	-	233
Finance income	574	307
Bank charges	(3)	(6)
Lease interest	(6)	(3)
Net foreign exchange loss	(43)	-
Finance costs	(52)	(9)
Net finance income	522	298

IONEER LTD	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 31 DECEMBER 2022	13

Notes to the interim condensed consolidated financial statements continued
Section 3.	Invested and working capital

3.1.	Cash assets

	31 Dec 2022	30 Jun 2022
		Restated
	US$’000	US$’000
Cash at bank	69,297	94,177
Total cash assets	69,297	94,177

Cash assets in the consolidated statement of financial position comprise cash at bank and deposits with an average maturity of three months or less.
3.2.	Receivables

	31 Dec 2022	30 Jun 2022
		Restated
	US$’000	US$’000
Current
Other debtors	191	113
Prepayments	416	29
Total current trade and other receivables	607	142
Non-current
Other receivables	194	195
Total non-current trade and other receivables	194	195
Total current and non-current trade and other receivables	801	337

3.3	Exploration and evaluation expenditure

	31 Dec 2022	30 Jun 2022
		Restated
	US$’000	US$’000
Exploration and evaluation expenditure	133,733	118,487
Reconciliation of movement
Opening balance	118,487	85,988
Additions - Rhyolite Ridge	15,108	32,049
Exploration expenditure - non core	92	467
Exploration expenditure - written off	(43)	(17)
Carrying amount at the end of the period	133,644	118,487

IONEER LTD	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 31 DECEMBER 2022	14

Notes to the interim condensed consolidated financial statements continued
3.4	Payables

	31 Dec 2022	30 Jun 2022
		Restated
	US$’000	US$’000
Current
Trade creditors and other payables	5,091	7,879
Accrued expenses	41	916
Lease Liabilities	164	168
Total current payables	5,296	8,963
Non-current
Lease Liabilities	136	87
Total non-current payables	136	87
Total current and non-current payables	5,432	9,050

3.5	Provisions

	31 Dec 2022	30 Jun 2022
		Restated
	US$’000	US$’000
Current
Provision for employee benefits	323	497
Total provisions	323	497

IONEER LTD	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 31 DECEMBER 2022	15

Notes to the interim condensed consolidated financial statements continued
Section 4.	Funding and risk management

4.1	Share capital

Ordinary shares

	31 Dec 2022	30 Jun 2022
		Restated
	US$’000	US$’000
2,098,338,267 (June 2022: 2,091,299,420) ordinary shares, fully paid	255,324	254,273

	Half year ended	Year ended	Half year ended	Year ended
	31 Dec 2022	30 Jun 2022	31 Dec 2022	30 Jun 2022
				Restated
	Number	Number	US$’000	US$’000
Reconciliation of movement:
Balance at the beginning of the period	2,091,299,420	1,896,676,204	254,273	174,390
Ordinary shares	-	145,862,742	-	71,795
Exercise of unlisted options	-	40,500,000	-	9,006
Performance rights vested	7,038,847	8,260,474	1,062	1,012
Share issue costs	-	-	(11)	(1,930)
Balance at the end of the period	2,098,338,267	2,091,299,420	255,324	254,273

4.2	Financial risk management

Framework

The Group is involved in activities that expose it to a variety of financial risks including:
a)	Credit risk
b)	Liquidity risk
c)	Capital management risk
d)	Market risk related to commodity pricing, interest rates and currency fluctuations.

The board of directors has overall responsibility for the establishment and oversight of the financial risk management framework of the Group. Management is responsible for monitoring the financial risks.

The objective of the financial risk management strategy is to minimise the impact of volatility in financial markets on the financial performance, cash flows and shareholder returns. This requires the identification and analysis of relevant financial risks and possible impact on the achievement of the Group’s objectives.
The Group does not undertake any hedging activities.

Fair value measurement

All financial instruments for which fair value is recognised or disclosed are categorised within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement, as follows:

Level 1 – Quoted market prices in an active market (that are unadjusted) for identical assets or liabilities.

Level 2 – Valuation techniques (for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable).

Level 3 – Valuation techniques (for which the lowest level input that is significant to the fair value measurement is unobservable).

The carrying amounts of the Group’s financial assets and liabilities are a reasonable approximation of their fair values. During the 6 months ended 31 December 2022, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements. (31 December 2021: Nil)

The fair value of the options granted is determined using the Black & Scholes option pricing model.
IONEER LTD	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 31 DECEMBER 2022	16

Notes to the interim condensed consolidated financial statements continued
Section 5.	Other

5.1	Contingent assets/liabilities

Settlement of Rhyolite Ridge

The Company entered an option agreement to purchase Rhyolite Ridge from Boundary Peak Minerals LLC on 3 June 2016. The Company has made 4 progress payments to Boundary Peak under the agreement. A final payment will fall due following the board of directors making a ‘decision to mine’ the Rhyolite Ridge property. Once this decision is made, the Company is required under the terms of the contract to either:

•	Pay Boundary Peak LLC USD $3 million, or
•	Issue shares (or a mix of both shares and cash) to Boundary Peak LLC, to the equivalent of USD $3 million at a fixed exchange rate of USD $0.75 = AUD $1.00.

At the date of this report the decision to mine has not yet been made by the Company. There are no other known contingent liabilities as at 31 December 2022.
5.2	Events after reporting date

On 17 January 2023, the Company entered into a new loan commitment with the US Department of Energy that amounted to USD $700 million. The loan will be available to drawdown when the Final Investment Decision is obtained.

Other than above, there has not been in the period since 31 December 2022 and up to the date of this report any other item, transaction or event of a material and unusual nature likely in the opinion of directors, to substantially affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.
IONEER LTD	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 31 DECEMBER 2022	17

Directors’ declaration

In accordance with a resolution of the directors of ioneer Ltd, I state that:

(1)	In the opinion of the directors:

(a)	The financial statements and notes of the Group are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the Group's financial position as at 31 December 2022 and the performance for the half year ended on that date; and
(ii)	complying with Accounting Standard AASB 134 / IAS 34 ‘Interim Financial Reporting’ and the Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

On behalf of the Board

/s/ James D Calaway

James D Calaway
Chairman
Sydney, 27 February 2023

IONEER LTD	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 31 DECEMBER 2022	18

Ernst & Young 200 George Street Sydney NSW 2000 Australia GPO Box 2646 Sydney NSW 2001	Tel: +61 2 9248 5555 Fax: +61 2 9248 5959 ey.com/au

Independent Auditor's Review Report to the Members of ioneer Ltd

Conclusion

We have reviewed the accompanying half year financial report of ioneer Ltd (the Company) and its subsidiaries (collectively the Group), which comprises the condensed statement of financial position as at 31 December 2022, the condensed statement of profit or loss and other comprehensive income, condensed statement of changes in equity and condensed statement of cash flows for the half year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of the Group does not comply with the Corporations Act 2001, including:

a.	Giving a true and fair view of the consolidated financial position of the Group as at 31 December 2022 and of its consolidated financial performance for the half year ended on that date; and

b.	Complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Directors’ responsibilities for the half year financial report

The directors of the Company are responsible for the preparation of the half year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2022 and its performance for the half year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

/s/ Ernst & Young

Ernst & Young

/s/ Scott Nichols

Scott Nichols Partner Sydney
27 February 2023

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation